UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 24, 2008

John V. O'Hanlon
Dechert LLP
200 Clarendon Street
Boston, MA 02116-5021

Re: Russell Investment Company— Russell Money Market Fund (File No. 811-03153)

Dear Mr. O'Hanlon:

Your letter of September 15, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Russell Investment Company (the "Trust), on behalf of its series Russell Money Market Fund (the "Fund"), Russell Investment Management Company ("RIMCo"), Frank Russell Company ("Frank Russell"), and the Northwestern Mutual Life Insurance Company ("Northwestern"), enter into the arrangement summarized below and more fully described in the letter. RIMCo is an investment adviser registered under the Investment Advisers Act of 1940 and is the Fund's investment adviser. Frank Russell is the direct parent of RIMCo and Northwestern is the indirect parent of RIMCo.

The Trust is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net

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1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that the Fund holds in its portfolio notes (the "Notes") issued by Lehman Brothers Holdings Inc. ("Lehman") in the amounts listed in appendix A to your letter. You state further that in light of the Lehman bankruptcy RIMCo believes, and has conveyed to the Trust's Board of Trustees (the "Board"), that the bankruptcy could result in (a) the Notes no longer being Eligible Securities as that term is defined in rule 2a-7 under the Act, or (b) despite remaining Eligible Securities, the Notes being valued at an amount that is less than their amortized cost to such a degree (or by such amount) that the Fund is no longer able to maintain a stable net asset value of $1.00.[4] You state further that the Board, including a majority of the trustees that are not interested persons of the Funds as that term is defined in section 2(a)(19) of the Act, has determined that it would not be in the best interests of the Fund and its shareholders to dispose of the Notes at this time.

You state that the Board believes that current market conditions could adversely affect the orderly disposition of the Notes and that a sale of the Notes could cause the Fund to realize losses and no longer maintain a stable net asset value of $1.00 per share. You state that in order to mitigate any negative impact from the sale or other disposition of the Notes on the shareholders of the Fund, the Trust, on behalf of the Fund, and RIMCo seek to enter into a capital support agreement (the "Agreement"), a form of which was provided to the staff.

You state that RIMCo would be obligated to make a cash contribution to a Fund under the Agreement in any of the following circumstances (each, a "Contribution Event"): (i) any sale of the Notes by a Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on the Notes in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging Lehman from liability for the Notes and providing for payments in an amount less than the amortized cost value of the Notes; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Notes if the amortized cost value of the new securities is less than the amortized cost value of the Notes exchanged or replaced.

You represent with respect to the Agreement that:

(i) The Agreement would obligate RIMCo upon the occurrence of a Contribution Event to make a cash contribution to the Funds (up to the maximum amount in the Agreement) in an amount sufficient to maintain each Fund's net asset value per share at $0.995 or such greater amount as may be specified under the terms of the Agreement;

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4 We note that the Requisite NRSROs (as that term is defined in rule 2a-7 under the Act) downgraded Lehman on September 15th, 2008 and, therefore, the notes are no longer Eligible Securities as defined in the rule.

(ii) The Agreement would be entered into at no cost to the Funds, and RIMCo would not obtain any shares from the Funds in exchange for its contribution;

(iii) The Fund will sell all the Notes it holds promptly on the business day immediately prior to the termination date of the Agreement, if such sale would trigger a cash contribution under the Agreement; and

(iv) The Board has reviewed and approved the Agreement, including the aggregate maximum capital contribution amount, and has determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

You state that the RIMCo does not have its own credit rating, but that RIMCo's commitment under the Agreement would be guaranteed by one or more guaranties issued at the expense of RIMCo for the benefit of the Fund. The guaranties would be provided by Frank Russell Company ("Primary Guarantor") and The Northwestern Mutual Life Insurance Company ("Secondary Guarantor"). The Guarantors do not have short-term credit ratings, but the Board has determined that the Secondary Guarantor's obligations are of comparable quality to First-Tier Securities as defined in rule 2a-7. You represent with respect to the guaranties that:

(i) The Primary or Secondary Guarantor will make a cash contribution payment to the Fund in the event that RIMCo fails to make such payment when due under the Agreement;

(ii) You represent that if the Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the Act, it would be an Eligible Security as defined in rule 2a-7 because the Board has determined that the guaranty provided by the Secondary Guarantor is of comparable quality to a First-Tier Security;

(iii) You represent that the Board, in accordance with rule 2a-7(c)(3)(i), has determined that the guaranties present minimal credit risks with respect to the Fund; and

(iv) You represent that the Agreement would terminate following a change in the Secondary Guarantor's financial strength credit ratings such that the Secondary Guarantor's guarantee no longer qualifies as a First Tier Security unless RIMCo puts in place a substitute arrangement that is a First Tier Security within 15 calendar days after such occurrence, and the Secondary Guarantor's guarantee qualifies as a Second Tier Security, as defined in rule 2a-7, during the 15 calendar day period.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Trust, on behalf of the Fund, and RIMCo enter into the arrangement summarized above and more fully described in your letter.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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5 This letter confirms oral no-action relief provided by the undersigned to John V. O'Hanlon on September 15, 2008.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Dechert
LLP

200 Clarendon Street
27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

JOHN V. O'HANLON

john.ohanlon@dechert.com
+1 617 728 7111 Direct
+1 617 275 8367 Fax

September 15, 2008

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of Russell Investment Company ("Trust"), an investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), of which Russell Money Market Fund ("Fund") is a series, Russell Investment Management Company ("RIMCo"), an investment adviser registered under the Investment Advisers Act of 1940, as amended, which serves as investment adviser to the Fund, Frank Russell Company, the direct parent of RIMCo, and The Northwestern Mutual Life Insurance Company, the indirect parent of RIMCo, to seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Section 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if the Trust, on behalf of the Fund, enters into a Capital Support Agreement for the Fund (in the form provided to you), in the circumstances described below, with RIMCo.

The Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. The Fund currently holds in its portfolio notes issued by

Lehman Brothers Holdings Inc. ("Lehman") in the amounts listed in Appendix A ("Notes").[1] In light of the Lehman bankruptcy, RIMCo believes, and has conveyed to the Board of Trustees of the Trust ("Board"), that the bankruptcy could result in (a) the Notes no longer being "Eligible Securities", as that term is defined in Rule 2a-7 under the 1940 Act; and (b) despite remaining "Eligible Securities", the Notes being valued at an amount that is under their amortized cost to such a degree (or by such an amount) that the Fund is no longer able to maintain a stable net asset value per share of $1.00. Because of the bankruptcy, the Board, including a majority of the Trustees that are not interested persons of the Fund ("Independent Trustees"), has determined that it is in the best interests of the Fund and its shareholders to not dispose of the Notes at this time. The Board believes that current market conditions could adversely affect the orderly disposition of the Notes and that a sale of the Notes could cause the Fund to realize losses and no longer maintain a stable net asset value per share.

In order to mitigate any negative impact such events may have on shareholders of the Fund, although under no obligation to do so, RIMCo and the Trust, on behalf of the Fund, have determined to seek the authority to enter into a Capital Support Agreement for the Fund. Under the Capital Support Agreement, RIMCo would be obligated to provide a capital contribution to the Fund if, as a result of losses realized on the Notes,[2] the market-based NAV per share of the Fund otherwise would drop below $0.995 or such greater amount as may be specified under the

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1 The term Notes as used herein shall also include any securities or other instruments received in exchange for, or as a replacement for, the assets specified in Appendix A hereto as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which such assets are exchanged for, or replaced with, new securities of the issuer or a third party, other than securities which are or become "Eligible Securities" as that term is defined in sub-paragraph (a)(10) of Rule 2a-7.

2 RIMCo would be obligated to provide a capital contribution to the Fund, pursuant to the Capital Support Agreement, if losses were realized by the Fund as a result of any of the following occurrences: (i) any sale of the Notes by the Fund for cash in an amount, after deduction of any commissions or similar transaction costs, less than the amortized cost value of the Note sold as of the date of settlement; (ii) the receipt of final payment on the Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; (iii) the issuance of orders by a court having jurisdiction over the matter discharging Lehman from liability for the Notes and providing for payments on those Notes in an amount less than the amortized cost value of the Notes as of the date such payment is received; or (iv) the receipt of any security or other instrument in exchange for, or as a replacement of, the Notes as a result of an exchange offer, debt restructuring, reorganization or similar transaction pursuant to which the Notes are exchanged for, or replaced with, new securities of Lehman or a third party and such new securities are or become "Eligible Securities," as defined in sub-paragraph (a)(10) of Rule 2a-7, and have a value that is less than the amortized cost of the Notes on the date the Fund receives such new securities.

terms of the Capital Support Agreement. The amount of any such capital contribution will be that amount necessary to maintain the Fund's market-based NAV per share at $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement, subject to an aggregate maximum amount set forth in the Capital Support Agreement. RIMCo will not receive any compensation from the Fund for entering into the Capital Support Agreement or any Fund shares for its capital contributions to the Fund pursuant to the Capital Support Agreement.

RIMCo does not have its own credit rating, but RIMCo's commitment under the Capital Support Agreement will be guaranteed by one or more guaranties provided by Frank Russell Company ("Primary Guarantor") and The Northwestern Mutual Life Insurance Company ("Secondary Guarantor"). If RIMCo fails to make a capital contribution to the Fund pursuant to the Capital Support Agreement, the Primary or Secondary Guarantor will make such payments pursuant to the relevant guaranty. These guaranties would be issued at the expense of RIMCo for the benefit of the Fund.[3] If the Capital Support Agreement is deemed to be a security within the meaning of the Section 2(a)(36) of the 1940 Act, it would be an "Eligible Security" under Rule 2a-7 because the guaranty provided by the Secondary Guarantor is a "Guarantee" that qualifies as a "First Tier Security" as those term are defined under Rule 2a-7 under the 1940 Act.[4] The Board of the Fund has determined that the guaranties present minimal credit risks for the Fund.

The Capital Support Agreement will terminate upon the earlier to occur of (i) the repayment in full, in cash, of all Notes; (ii) RIMCo or a Guarantor having made capital contributions equal to the maximum contribution amount; or (iii) so long as RIMCo, the Primary Guarantor and the Secondary Guarantor are not in default with respect to their obligations under the Capital Support Agreement and related agreements, September 15, 2009 (the "Termination Date"). In addition, the Fund will sell the Notes: (i) within fifteen (15) calendar days following any change in the Secondary Guarantor's financial strength ratings such that the Secondary Guarantor's obligations no longer qualify as "First Tier Securities," as defined in sub-paragraph (a)(12) of Rule 2a-7; or (ii) on the business day immediately prior to the Termination Date, provided that the Fund shall not be required to complete any such sale if (A) the amount the Fund expects to receive on such sale date would not result in a loss or the payment of a capital

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3 The obligations of the Primary and Secondary Guarantors under the Capital Support Agreement would be joint and several.

4 The definition of "First Tier Security" includes an "Eligible Security" that is an "Unrated Security" that is of comparable quality to a security meeting the requirements for a "Rated Security", as determined by a fund's board of directors. The definition of "Eligible Security" also includes an "Unrated Security" that is of comparable quality to a security meeting the requirements for a "Rated Security", as determined by a fund's board of directors.

contribution amount, or (B) with respect to an event described above in the first sentence of this paragraph, if RIMCo substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within fifteen (15) calendar days from the occurrence of such event and during that 15 day period the Secondary Guarantor's obligations qualify as "Second Tier Securities" (as defined in Rule 2a-7).

The Board, including a majority of the Independent Trustees, has approved the terms of the Capital Support Agreement, including the aggregate maximum capital contribution amount under the Capital Support Agreement, and determined that entering into the Capital Support Agreement is in the best interests of the Fund and its shareholders.

Analysis

RIMCo is an "affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act and Frank Russell Company and The Northwestern Mutual Life Insurance Company are "affiliated persons" of "affiliated persons" of the Fund. The Capital Support Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company.

The proposed Capital Support Agreement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

Entering into the proposed Capital Support Agreement also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to the Fund's investment adviser, RIMCo, or any affiliated persons of the Fund's investment adviser.

By entering into the proposed Capital Support Agreement, RIMCo may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3). We submit that, notwithstanding the potential violations, entering the Capital Support Agreement is in the best interest of the Fund and its shareholders. The Capital Support Agreement effectively limits the risk to the Fund and its shareholders that losses arising from the Fund's current exposure to the Notes might cause the Fund to "break the buck." The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to

Dechert LLP

shareholders.[5]

The capital support agreement in *SEI Daily Income Trust*[6] operates in essentially the same fashion as the Capital Support Agreement. In *SEI Daily Income Trust*, the fund and its affiliate entered into capital support agreement designed to prevent any losses realized on the notes from causing the fund's market based NAV per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum specified in the capital support agreement. Furthermore, in *SEI Daily Income Trust*, the affiliate agreed to not obtain any shares or other consideration from the fund for its contribution.

Similarly, the Capital Support Agreement for the Fund will be entered into by the Trust, on behalf of the Fund, and RIMCo in an effort to prevent any losses realized on the Notes from causing the Fund's market-based NAV per share to fall below $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement. The Capital Support Agreement obligates RIMCo to make contributions to the Fund up to the aggregate maximum specified in the Capital Support Agreement. RIMCo would not obtain any shares or other consideration from the Fund for its contribution.

Based upon the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if the Trust enters into the Capital Support Agreement for the Fund with RIMCo.

Please contact the undersigned at 617.728.7111 should you have any questions or comments regarding this request.

Sincerely,

John O'Hanlon

John V. O'Hanlon

5 *See, e.g., SEI Daily Income Trust—Prime Obligation Fund* (November 9, 2007) ("SEI Daily Income Trust") ; *See also, HSBC Investor Funds—HSBC Investor Money Market Fund* (Jan. 18, 2008).

6 *Id.*

END